UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 000-55169

Medifocus Inc.

(Translation of registrant's name into English)

10240 Old Columbia Road, Suite G

Columbia, Maryland 21046

(410) 290 - 5734

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ________.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following document, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1

Medifocus MD and A for the Three and Six Ended September 30, 2017

Medifocus Financial Statements for the Three and Six Months Ended September 30, 2017

CEO cert Form 52-109FV2 for the Three and Six Months Ended September 30, 2017

CFO cert Form 52-109FV2 for the Three and Six Months Ended September 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIFOCUS INC.

/s/William Jow
William Jow, MD
Chief Executive Officer
Date: December 5, 2017

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1

Medifocus MD and A for the Three and Six Ended September 30, 2017

Medifocus Financial Statements for the Three and Six Months Ended September 30, 2017

CEO cert Form 52-109FV2 for the Three and Six Months Ended September 30, 2017

CFO cert Form 52-109FV2 for the Three and Six Months Ended September 30, 2017

4